FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: February, 2006

Commission File Number : 001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated February 23, 2006, relating to: Lafarge Full Year 2005 Results

Page 1 of 42 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, February 23, 2006

2005 Annual Results

STRONG H2 RESULTS DRIVE NET INCOME INCREASE OF 5%

BRUNO LAFONT, CEO, TO PRESENT STRATEGIC PLAN FOR THE GROUP TODAY

TARGET SET FOR 8% YEARLY AVERAGE GROWTH IN EARNINGS PER SHARE

The Board of Directors of Lafarge, chaired by Bertrand Collomb, met on February 22, 2006 to approve the accounts for the year ending December 31, 2005.

2005 KEY FIGURES

•	Sales + 11% to € 15,969 million. Up 14% in H2.

•	Current operating income + 7% to € 2,357 million (up 4% at constant scope and currency). Up 17% in H2.

•	Earnings per share + 2%

•	Dividend +6% to € 2.55 per share subject to AGM approval

•	Cash flow from operations + 4% to € 2,238 million. Up 19% in H2.

•	Gearing down to 59% from 70% at the end of 2004 (IFRS)

•	Cash flow from operations to net debt ratio stable at 31%

2005 GROUP HIGHLIGHTS

•	Record level of current operating income and net income

•	Strong H2, current operating income up 17%

•	8% organic growth in sales

•	Double-digit increase in current operating income in Cement, Aggregates & Concrete and Gypsum

•	Strong results in emerging markets (current operating income up 15%)

•	Successful pricing management to cover sharp cost increases in main markets

•	€ 513 million invested in production capacities, mainly in growing markets.

BRUNO LAFONT, CHIEF EXECUTIVE OFFICER OF LAFARGE SINCE JANUARY 1, 2006, WILL TODAY PRESENT HIS STRATEGIC PLAN FOR THE GROUP.

Commenting on today’s announcement and on future prospects for the Company, he declared:

“Our 2005 results are solid. They do not yet fully reflect Lafarge’s uniquely strong potential. Our business portfolio is fundamentally sound and very promising. We can look to the future with confidence.

My ambition is to make Lafarge the undisputed leader in our industry. In the last two years, I have spent more than 200 days visiting the operations around the globe. I have met many people. They are fully dedicated to performance and driven by great ambition.

Together with the Executive team, we will drive our building materials strategy with discipline, lead the race in innovation and unlock the full potential in our operations. We will streamline our organization to improve efficiency and reduce costs to increase our operating margin by 1% by 2008. We will create value through profitable revenue growth and better cost control. It is my priority to ensure that our improvements translate into enhanced returns to shareholders.

Our strategic plan for the Group should translate into a sustainable 8% yearly average growth in Earnings Per Share and an improvement in return on capital employed.”

Page 2 of 42 Total Pages

CONSOLIDATED ACCOUNTS AS AT DECEMBER 31, 2005

	December 31, 2005 € Million	December 31, 2004 € Million	Variation
Sales	15,969	14,436	+11%
Current operating income	2,357	2,201	+7%
Result before tax	1,848	1,601	+15%
Net income	1,096	1,046	+5%
Net income per share in €	€6.39	€6.26	+2%
Cash flow from operations	2,238	2,148	+4%
Group net debt	7,221	6,958	+4%

CURRENT OPERATING INCOME BY BUSINESS

Current Operating income

€ Million	December 31, 2005	December 31, 2004	Variation	Excluding currency effects	Of which H2 2005 (1)
Cement	1,770	1,597	+11%	+8%	+18%
Aggregates and Concrete	398	357	+12%	+10%	+9%
Roofing	98	149	- 34%	- 34%	-11%
Gypsum	151	132	+14%	+12%	+22%
Other	(60)	(34)	NA	NA	NA
TOTAL	2,357	2,201	+7%	+5%	+14%

(1)	Non audited figures

2006 OUTLOOK

Overall, based on recent trends, markets are expected to remain favorable in 2006.

•	In Cement, price increases are expected to be above cost inflation. Overall we anticipate strong demand and solid price increases, with a few exceptions.

•	For Aggregates & Concrete, we expect overall modest growth in 2006 in the Aggregates business with, however, solid growth in emerging markets. Concrete markets should remain favorable on the whole.

•	In Roofing, we expect Western European markets to improve, with the exception of Germany where pricing will remain under pressure.

•	In Gypsum, 2006 should be favorable in Western Europe. Price increases should continue, though at a lower pace in North America compared to 2005.

•	As far as costs are concerned, after the record increases of the last two years, we expect energy and logistics costs to increase further in 2006. As in previous years, risk management policies and performance programs should help to mitigate the impact of these increases.

DIVIDEND

The Board of Directors meeting held on February 22nd 2006 approved the following resolutions, subject to shareholder approval at the Annual General Meeting:

•	a 6% increase in the dividend per share to € 2.55

•	to stop scrip dividends to avoid earnings per share dilution.

Page 3 of 42 Total Pages

SARBANES OXLEY

•	Sarbanes-Oxley certification will be achieved as of December 31, 2005, well in advance of the December 31, 2006 deadline set for non-US companies.

•	Lafarge will therefore be one of the first companies outside North America to be Sarbanes-Oxley compliant.

GROUP OPERATING HIGHLIGHTS BY BUSINESS IN 2005

CEMENT

Sales

•	Up 12% to € 8,314 million (+11% excluding currency effects).

•	Up 17% in H2.

•	Sales increase driven primarily by upward pricing trends in the context of sharply rising energy costs.

•	Sales up in both Western Europe (+4%) and North America (+15%) on unchanged volumes compared to 2004.

•	Sales up in emerging markets overall (+16%) with a 6% increase in volumes. The contribution of emerging markets to Cement sales rose to 48% in 2005 from 47% in 2004.

Current operating income

•	Up 11% to € 1,770 million (+8% excluding currency effects).

•	Current operating income up 21% in the second half of the year.

•	In most markets, price increases offset the sharp rise in energy prices. Energy cost increases were limited thanks to the strong improvement in fuel mix, in particular the increased use of alternative fuels.

•	Difficult pricing conditions impacted current operating income in Brazil and South Korea, where our long-term strategy is to maintain market share. A slight decrease in current operating income in Western Europe (-1%) was largely offset by a strong pricing performance in North America, with current operating income up 19%.

•	Strong growth was achieved in emerging markets, where current operating income was up 18%. The contribution of emerging markets to Cement current operating income rose to 47% in 2005 from 44% in 2004.

•	Operating margin down to 21.3%, from 21.6% in 2004.

•	Stable return on capital employed after tax at 9.7%.*

AGGREGATES AND CONCRETE

Sales

•	Up 13% to € 5,392 million (+11% excluding currency effects).

•	Up 15% in H2.

•	Sales increase mainly driven by solid pricing gains in a context of rising costs.

•	Sales in Western Europe up 10% despite relatively low infrastructure spending, due to the positive scope effect of the Hupfer Holdings acquisition, good pricing and a favorable product mix.

•	Strong sales growth in North America mostly driven by successful price increases in all markets.

Current operating income

•	Up 12% to € 398 million (+10% excluding currency effects).

•	Current operating income up 12% in the second half of the year.

•	Current operating income up in Western Europe (+15%).

•	In North America, the positive impact of strong pricing drove Aggregates results up. However, this was partially offset by some difficult Ready-mix concrete markets, in particular in Eastern Canada.

•	Strong growth of current operating income was achieved in all other markets.

•	Operating margin stable at 7.4% compared to 7.5% in 2004.

•	Return on capital employed after tax at 8.1%, compared to 8.2% in 2004.*

*	At constant 2003 tax rate (28.6%)

Page 4 of 42 Total Pages

ROOFING

Sales

•	Up 1% to € 1,514 million (+1% excluding currency effects).

•	Up 7% in H2.

•	German construction market remained weak.

•	Strong sales growth achieved in the United States (+25%).

Current operating income

•	Down 34% (€ 98 million).

•	Current operating income down 10% in the second half of the year.

•	The decline in volumes in Germany put a strain on prices and resulted in a sharp drop in the use of production capacity in this market, despite extensive restructuring.

•	Operating margin down to 6.5% from 10% in 2004.

•	Return on capital employed after tax down to 3.6% from 5.5% in 2004.*

GYPSUM

Sales

•	Up 9% to € 1,479 million (+8% excluding currency effects).

•	Up 12% in H2.

•	Increase in sales, largely driven by favorable pricing in North America, as a result of a strong housing market and tight overall industry supply.

•	Sales up 5% in other markets, with good levels of activity.

Current operating income

•	Up 14% to € 151 million (+12% excluding currency effects).

•	Current operating income up 24% in the second half of the year.

•	Price increases offset higher energy, raw material and transport costs in most markets. North America reported strong growth with higher selling prices and continued strong demand more than offsetting cost increases.

•	Operating margin up to 10.2% from 9.8% in 2004.

•	Return on capital employed after tax up to 10.2% from 9.3% in 2004.*

OTHER

Unallocated central cost increases are mostly due to the 2005 employee ownership plan, the non-cash stock option costs and costs related to the Sarbanes-Oxley certification.

CAPITAL EXPENDITURE AND DISPOSALS

Total investments amounted to €1,858 million compared to €1,557 million in 2004.

Capital expenditure totaled €1,454 million in 2005, of which:

•	€ 941 million for the ongoing upgrading and modernization of existing facilities

•	€ 513 million for additional production capacity, including major cement projects in Mexico, Bangladesh, Morocco, China and Vietnam, as well as the modernization of the New York Gypsum drywall plant and the construction of a new clay tile plant in the South of France.

Acquisitions amounted to € 404 million, the most significant being the purchase of the minority interests in our cement activities in South Korea, India and Japan; the Lafarge North America common stock repurchase; the acquisition of the aggregates and ready-mix assets in Kansas; the purchase of a grinding station in Spain and the increase in ownership in Betecna, the leading aggregates and concrete producer in Portugal.

Disposal of non-core assets in 2005 amounted to €154 million.

*	At constant 2003 tax rate (28.6%)

Page 5 of 42 Total Pages

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Businesses: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 80,000 people in 75 countries and posted sales of €16 billion in 2005. Additional information is available on the web site at www.lafarge.

Lafarge’s next financial publication – 1st Quarter 2006 sales – will be on May 2, 2006 (before the Euronext stock market opens).

For release worldwide with simultaneous release in the United States.

COMMUNICATIONS	INVESTOR RELATIONS

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	Yvon Brind’Amour: 33-1 44-34-11-26 yvon.brindamour@lafarge.com

Louisa Pearce-Smith: 33-1 44-34-18-18 louisa.pearce-smith@lafarge.com	Danièle Daouphars: 33-1 44-34-11-51 daniele.daouphars@lafarge.com

Lucy Wadge: 33-1 44-34-19-47 lucy.wadge@lafarge.com

Practical information:

There will be a press conference in French at 09.30 CET at Le Pavillon Gabriel, 5 avenue Gabriel, 75008 Paris.

There will be an analyst presentation at 11.30 CET at Le Pavillon Gabriel, 5 avenue Gabriel, 75008 Paris. The presentation will be made in English with simultaneous French translation and may be followed via a live web cast on the Lafarge website (www.lafarge.com) as well as via teleconference:

- Dial in (France): +33 (0)1 70 99 35 06

- UK Toll free: 0 800 358 3798

- US Toll free: 1 866 432 7186

- International dial in number: +44 207 947 5018

Please note that in addition to the web cast replay, a conference call playback will be available from February 23, 2006 to March 2, 2006 online through www.lafarge.com or at the following numbers:

- France playback number: 0800 94 27 66 (pin code: 814642)

- UK playback number: +44(0)207 081 9440 (pin code: 897784)

- UK toll free number: 0 800 358 5416 (pin code: 897784)

- US toll free number: 1 866 717 8634 (pin code: 897784)

- International: +44 (0) 207 081 9440 (pin code: 897784)

Statements made in this press release that are not historical facts, including our expectations for future volume and pricing trends, demand for our products, energy costs, increase in our earnings per share and in operating margin and other market developments are forward looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: whether the conditions of the tender offer will be satisfied; the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Company does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets and, in particular, in North America; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including the Company’s Reference Document and Annual Report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 6 of 42 Total Pages

1	OVERVIEW	PAGE 8
2	SALES AND CURRENT OPERATING INCOME	PAGE 9
3	OPERATING INCOME AND NET INCOME	PAGE 23
4	CASH FLOW	PAGE 24
5	OUTLOOK	PAGE 26

NB: All financial figures in 2005 are now in IFRS, thus 2004 figures have been restated and may therefore differ from those published during 2004.

Page 7 of 42 Total Pages

OVERVIEW	1

1. Overview

In 2005, we continued the pace of solid growth in our existing operations.

Sales increased by 10.6% compared to 2004 and current operating income increased by 7.1%. In the majority of our markets, we were able to absorb the impact of a record rise in energy costs by successful price increases.

Current operating income recorded solid growth in Cement, Aggregates & Concrete and Gypsum, while the current operating income of Roofing decreased, particularly affected by the German construction market.

Net income increased by 4.8% compared to 2004, despite the impact of a higher effective tax rate.

At the end of 2005, we benefited from a solid financial structure. At December 31, 2005 our net debt to equity ratio had improved significantly at 59% compared to 70% at year-end 2004, and our cash flow from operations to net debt ratio remained stable year on year at 31%.

We made significant efforts to ensure compliance with the internal control standards of the Sarbanes Oxley Act (section 404) for the first time at the end of 2005. We consider this initiative to be a major improvement to further enhance the quality of our internal control and the efficiency of our processes.

In Cement, the construction of additional capacity in China, Bangladesh, Mexico, Morocco and Vietnam progressed in 2005 according to plan. This new capacity should be operational in 2006. With the creation of the Lafarge Shui On Joint venture in China, in November 2005, we have established a key strategic alliance which enables us to be active in areas of strong economic growth in China.

In Aggregates & Concrete, in addition to continuing to strengthen our position in our major markets, North America and Western Europe, we strengthened our position in emerging markets. These markets have again in 2005 significantly increased their contribution to Division results.

In Roofing, which was particularly affected by the weak German construction sector, we made new restructuring efforts. To strengthen our strategy of product innovation and increase our proximity to customers in France, we started the construction of a new plant in Limoux (Aude), completed the modernization of our Marseilles plant and decided to enhance our industrial position in the Champagne-Ardennes region of northern France with the construction of a new production unit for clay roofing tiles

In Gypsum, two consecutive years of strong improvements in results have confirmed the success of our strategy. In 2005, we decided to further expand our production capacity in selected markets, such as the United States, the United Kingdom and Asia.

LAFARGE | MANAGEMENT REPORT FEBRUARY 2005 | PAGE . 1

Page 8 of 42 Total Pages

SALES AND CURRENT OPERATING INCOME	2

2. Sales and current operating income

All data regarding sales, sales volumes and current operating income include the proportional contributions of our proportionately consolidated subsidiaries.

Consolidated Sales and Current Operating Income1

Sales

Consolidated sales increased by 10.6% to 15,969 million euros from 14,436 million euros in 2004. Currency fluctuations had a positive impact of 227 million euros or 1.7% reflecting mainly the strong appreciation of the Canadian dollar, the South Korean Won, the Brazilian Real, the Polish Zloty, the Romanian Leu and the Chilean Peso against the euro. Changes in the scope of consolidation had a net positive impact of 109 million euros or 0.7%, including in particular the effect of the acquisition of Cementos Selva Alegre in Ecuador by the Cement Division and of several smaller acquisitions in North America and Europe by the Aggregates and Concrete Division. Consolidated sales at constant scope and exchange rates grew by 8.2%, positively affected by overall favorable market conditions and by the significant price increases implemented to cover the sharp rise in energy costs in most of our markets.

Contributions to our sales by segment (before elimination of inter Division sales) for the years ended December 31, 2005 and 2004, and the related percentage changes between the two periods were as follows:

	YEAR ENDED DECEMBER 31, 2005	% VARIATION	YEAR ENDED DECEMBER 31, 2004
	(in million €)	2005/2004	(in million €)
Sales
Cement	8,314	12.3	7,403
Aggregates & Concrete	5,392	13.3	4,761
Roofing	1,514	1.4	1,493
Gypsum	1,479	9.3	1,353
Other	25	(51.0)	51
Elimination of inter Division sales	(755)	20.8	(625)

Total	15,969	10.6	14,436

Contributions to our consolidated sales by segment (after elimination of inter Division sales) for the years ended December 31, 2005 and 2004, and the related percentage changes between the two periods were as follows:

	YEAR ENDED DECEMBER 31, 2005		% VARIATION	YEAR ENDED DECEMBER 31, 2004
	(in million €)%		2005/2004	(in million €)%
Sales
Cement	7,595	47.6	11.5	6,810	47.2
Aggregates & Concrete	5,377	33.7	13.3	4,747	32.9
Roofing	1,514	9.5	1.4	1,493	10.3
Gypsum	1,462	9.2	9.1	1,340	9.3
Other	21		(54.3)	46	0.3

Total	15,969	100.0	10.6	14,436	100.0

Current Operating Income

Current Operating Income grew by 7.1% to 2,357 million euros from 2,201 million euros in 2004. The appreciation of the Canadian dollar, the Brazilian Real, the Romanian Leu, the Polish Zloty, the Chilean Peso and the South Korean Won against the euro had a positive impact of 45 million euros. Changes in the scope of consolidation accounted for a net increase of 24 million euros and are principally due to the acquisition of Cementos Selva Alegre in Ecuador. At constant scope and exchange rates, current operating income recorded an increase of 3.9%, with the Cement, Aggregates and Concrete and Gypsum Divisions benefiting from solid current operating income growth. The Roofing Division’s current operating income declined, as it was particularly affected by the difficult German construction environment. As a percentage of our sales, current operating income represented 14.8% in 2005, compared to 15.2% in 2004.

[1]	“Current Operating Income” was previously identified as “Operating Income on Ordinary Activities”.

LAFARGE | MANAGEMENT REPORT FEBRUARY 2005 | PAGE . 2

Page 9 of 42 Total Pages

SALES AND CURRENT OPERATING INCOME	2

Contributions to our current operating income by segment for the years ended December 31, 2005 and 2004, and the related percentage changes between the periods were as follows:

	YEAR ENDED DECEMBER 31, 2005		% VARIATION	YEAR ENDED DECEMBER 31, 2004
	(in million €)%		2005/2004	(in million €)%
Current operating income
Cement	1,770	75.1	10.8	1,597	72.6
Aggregates & Concrete	398	16.9	11.5	357	16.2
Roofing	98	4.2	(34.2)	149	6.8
Gypsum	151	6.4	14.4	132	6.0
Other	(60)	(2.6)	—	(34)	(1.6)

Total	2,357	100.0	7.1%	2,201	100.0

Sales and Current Operating Income by segment

Sales before interdivisional sales

Individual segment information is discussed below without elimination of interdivisional sales. For sales by each division after elimination of interdivisional sales, see the table under “Consolidated Sales and Current Operating Income” above.

Geographic market information: by origin of sale, “domestic” and by destination

For the Cement Division and the Aggregates and Concrete Division, unless otherwise indicated, we analyze our sales for each region or country by origin of sale. “Domestic sales” and “domestic volumes” concern only sales and volumes originating and made within the relevant geographic market, and thus exclude export sales and volumes. When not described as “domestic”, such information includes domestic sales or volumes plus exports to other geographic markets. Unless otherwise indicated, all “domestic” information is provided on the basis of constant scope and exchange rates.

Certain volume information is also presented “by market of destination”. Such information represents domestic volumes and sales for the relevant market plus imports into this market.

For the Roofing and Gypsum Divisions, unless otherwise indicated, we analyze sales and volumes for each region or country “by market of destination”.

LAFARGE | MANAGEMENT REPORT FEBRUARY 2005 | PAGE . 3

Page 10 of 42 Total Pages

SALES AND CURRENT OPERATING INCOME	2

CEMENT

	YEAR ENDED 31/12/05	YEAR ENDED 31/12/04	% VARIANCE 2005/2004	% VARIANCE AT CONSTANT SCOPE AND EXCHANGE RATES
€ MILLION
Sales	8,314	7,403	+12.3%	+9.3%
Current operating income	1,770	1,597	+10.8%	+7.4%

Sales

Contributions to our sales by geographic origin of sale for the years ended December 31, 2005 and 2004, and the related percentage changes between the two periods were as follows:

	YEAR ENDED DECEMBER 31, 2005		% VARIATION	YEAR ENDED DECEMBER 31, 2004
	(in million €)%		2005/2004	(in million €)%
Sales
Western Europe	2,532	30.5	4.5	2,422	32.7
North America	1,756	21.1	15.5	1,520	20.5
Central & Eastern Europe	584	7.0	25.1	467	6.3
Mediterranean Basin	534	6.4	24.2	430	5.8
Latin America	534	6.4	16.3	459	6.2
Sub-Saharan Africa	1,281	15.4	21.4	1,055	14.3
Asia	1,093	13.2	4.1	1,050	14.2

Subtotal before elimination of inter Division sales	8,314	100.0	12.3	7,403	100.0

Sales of the Cement Division increased by 12.3% to 8,314 million euros, from 7,403 million euros in 2004. Currency fluctuations had a positive impact on sales of 1.7% and amounted to 114 million euros. Changes in the scope of consolidation had a net positive impact of 96 million euros, or 1.3%, including in particular the effect of the acquisition of Cementos Selva Alegre in Ecuador. At constant scope and exchange rates our sales grew by 9.3% (2.1% in the first quarter 2005 compared to the first quarter 2004, 9.9% in the second quarter 2005, 10.8% in the third quarter 2005 and 13.3% in the fourth quarter 2005). This strong sales growth was driven primarily by generally upward pricing trends in the majority of our markets, with the noticeable exception of Brazil, South Korea and Malaysia, in a context of sharply rising energy costs. Volumes, which reached 123.2 million tones in 2005, increased by 3.2% compared to 2004. At constant scope, volume growth reached 2.2%.

Current Operating Income

Contributions to our current operating income by region for the years ended December 31, 2005 and 2004, and the related percentage changes between the periods were as follows:

	YEAR ENDED DECEMBER 31, 2005		% VARIATION	YEAR ENDED DECEMBER 31, 2004
	(in million €)%		2005/2004	(in million €)%
Current operating income
Western Europe	623	35.2	(1.0)	629	39.4
North America	321	18.2	18.9	270	16.9
Central & Eastern Europe	179	10.1	70.5	105	6.6
Mediterranean Basin	199	11.2	28.4	155	9.7
Latin America	126	7.1	(12.5)	144	9.0
Sub-Saharan Africa	254	14.4	29.6	196	12.3
Asia	68	3.8	(30.6)	98	6.1

Total	1,770	100.0	10.8	1,597	100.0

Current operating income grew by 10.8% to 1,770 million euros in 2005 compared to 1,597 million euros in 2004. Currency fluctuations had a positive impact of 2.4% or 36 million euros. Net changes in the scope of consolidation had a net positive impact of 16 million euros. At constant scope and exchange rates, current operating income rose by 7.4%. As a percentage of the Division’s sales, current operating income represented 21.3% in 2005, compared to 21.6% in 2004. Current operating income generally improved under the impact of volume growth, although markets where local production capacity could not satisfy

LAFARGE | MANAGEMENT REPORT FEBRUARY 2005 | PAGE . 4

Page 11 of 42 Total Pages

SALES AND CURRENT OPERATING INCOME	2

demand experienced a more limited growth in current operating income due to additional import of cement and clinker and transportation costs. Price increases, despite difficult pricing conditions in Brazil, South Korea and Malaysia, allowed us to compensate most of our cost increases, and in particular the sharp rise in energy prices which increased our production costs by 160 million euros. Improvements in fuel mix by using petcoke and other alternative fuels to replace higher cost fuels helped to limit the increase in energy costs.

Return on capital employed remained unchanged in 2005 compared to 2004, at 9.7% (after tax, using for this calculation the historical 2003 tax rate at 28.6% both in 2004 and 2005)

Western Europe

Sales

In Western Europe, sales totaled 2,532 million euros, an increase of 4.5% compared to 2004. Domestic sales, at constant scope and exchange rates, increased by 4.3%. The volumes sold in Western Europe by destination, at 31.9 million tones, remained essentially unchanged compared with 2004. Domestic volumes, at constant scope, decreased by 1.8%.

–	In France, domestic sales were up by 6.1% as the result of volume growth in a context of a strong building sector throughout the year coupled with a favorable pricing environment.

–	In the UK, domestic sales grew by 2.7% driven by well oriented prices despite lower volumes due to the weakening of the market and some market share erosion with the new plant of one of our competitors, Tarmac, running now at full capacity.

–	Spain continued to record favorable trends in construction spending. Domestic sales growth at 7.6 % benefited from good pricing conditions.

–	In Germany, the construction market weakened once again, but domestic sales recorded an 8% sustained growth fuelled by the steady recovery in prices more than offsetting the adverse volume trend.

–	In Greece, domestic volumes were down in line with the market decline after the completion of the 2004 Olympic Games and the reduction of public spending. Domestic sales were however slightly up as a result of improved pricing.

Current Operating Income

Current operating income in Western Europe decreased by 1.0% to 623 million euros compared to 629 million euros in 2004. Foreign exchange fluctuations and scope variation had a limited impact on the trend in current operating income. At constant scope and exchange rates current operating income decreased by 1.0%. The evolution of current operating income was mixed across the region.

–	In France, the strong construction market led to robust growth in current operating income, with good pricing conditions more than offsetting higher energy expenses.

–	In Spain, current operating income improved as the result of price increases. The rise in energy costs was partly compensated by improved fuel mix.

–	In the United Kingdom, current operating income was down as the result of lower volumes. Successful price increases more than offset the sharp rise in energy costs which were partly mitigated by improved fuel mix.

–	In Germany, where losses were incurred in 2004, the steady improvement in prices enabled positive results in 2005, despite lower domestic volumes. Increased usage of alternative fuels partly offset the rise in energy prices.

–	In Greece, current operating income decreased as the result of a decline in volumes and price increases which were insufficient to fully cover cost increases. The increase in energy costs was partly limited, however, by improved fuel mix.

LAFARGE | MANAGEMENT REPORT FEBRUARY 2005 | PAGE . 5

Page 12 of 42 Total Pages

SALES AND CURRENT OPERATING INCOME	2

North America

Sales

In North America, we achieved sales of 1,756 million euros in 2005, an increase of 15.5% compared to 2004. Domestic sales, at constant scope and exchange rates, increased by 13.1%. The volumes sold in North America by destination, at 21.2 million tonnes, grew by 1%. Domestic volumes, at constant scope, recorded a similar growth at 1.1%.

Favorable economic conditions supported strong levels of demand across markets in the first half of 2005, offsetting the slight decline witnessed in the second half of the year. Results were mixed depending upon geography. Volume growth in our Western, River and Southeastern markets more than compensated for weaker Northeastern and Lakes markets. Pricing trends continued to be positive with successful price increases achieved in all markets in the first half of the year. In several U.S. markets a second price increase was implemented later in the year.

Current Operating Income

Current operating income in North America grew by 18.9% to 321 million euros compared to 270 million euros in 2004. Currency fluctuations had a positive impact of 12 million euros. At constant scope and exchange rates, current operating income grew by 13.8%. The growth in results was essentially achieved through improved pricing which mitigated relatively high cost increases. Higher energy prices were exacerbated by Hurricane Katrina’s impact on energy supply, freight costs increased due to sub-optimal shipping patterns to serve customers in a context of tight market conditions in early 2005, and high levels of demand in the growth markets led to increased imports of cement. In addition, our costs were also impacted by an increase in pension costs and costs associated with our ERP implementation project.

Emerging markets

Sales

In emerging markets, our sales increased by 16.3% to 4,026 million euros, with emerging markets accounting for 48.4% of the Division’s sales in 2005, compared to 46.8% in 2004. Overall, domestic emerging market sales increased by 10.8%, at constant scope and exchange rates. The volumes sold in emerging markets by destination, at 70.1 million tonnes for 2005, grew by 5.6%. At constant scope, domestic volumes in emerging markets recorded a 6.5% growth. Strong domestic market growth was recorded in all regions except Latin America and Asia.

Our sales in Central and Eastern Europe rose by 25.1% in 2005 to 584 million euros. At constant scope and exchange rates, domestic sales increased by 19.3%. The volumes sold in Central and Eastern Europe by destination, at 11.2 million tonnes, grew by 10.9%. Domestic volumes, at constant scope, recorded a 12.8%, growth.

–	In Romania domestic sales were up by 11.1%, in a favorable environment in both residential and infrastructure sectors and despite a slight price decrease.

–	In Poland, domestic sales recorded a modest growth of 0.7%, with downward pricing pressure partly offsetting the benefit of improved domestic volumes.

–	In Russia, domestic sales recorded an excellent 59.6% growth fuelled by the positive price trend which started to materialize at the end of the first semester and continued throughout the rest of the year. Volumes also increased benefiting from unusually warm weather in the last quarter of the year and from additional production capacity in our Korkino plant in the Ural region.

–	In Serbia high domestic volumes growth and good prices resulted in a solid 32% domestic sales improvement.

In the Mediterranean Basin, our sales increased in 2005 by 24.2% to 534 million euros. At constant scope and exchange rates, domestic sales increased by 26.0%. The volumes sold in the Mediterranean Basin by destination at 10.5 million tones, grew by 8.2%. Domestic volumes, at constant scope, recorded a 14.0%, growth.

–	In Jordan, Turkey and Egypt significant domestic volume growth was achieved in very active construction sectors. Strong price rises implemented to counteract the sharp increase in energy prices led to a very solid domestic sales growth in the three countries ranging from 31.3% in Egypt and Jordan to 42.3% in Turkey.

–	In Morocco, the domestic sales growth was relatively strong at 5.9%.

LAFARGE | MANAGEMENT REPORT FEBRUARY 2005 | PAGE . 6

Page 13 of 42 Total Pages

SALES AND CURRENT OPERATING INCOME	2

In the Sub-Saharan Africa region, our sales grew by 21.4% to 1,281 million euros. At constant scope and exchange rates, domestic sales increased by 20.1%. The volumes sold in the Sub-Saharan Africa region by destination, at 12.8 million tonnes, grew by 3.2%. Domestic volumes, at constant scope, recorded a 6.4 % growth.

–	In Nigeria, good pricing conditions and domestic volume increases, led to a 21% domestic sales growth.

–	In South Africa, a particularly active non residential building sector, delivered strong 20.4% domestic sales growth, although activity slowed in the previously dynamic residential sector,

–	In Kenya and Uganda, with strong market conditions favored by an active residential sector, domestic sales increased by respectively 22.5% and 19.1%.

–	In Cameroon, domestic sales grew by 7.7% in a stable market environment.

–	In South East Africa, which covers Zambia, Malawi, Tanzania and Zimbabwe, domestic sales contributed solid growth with strong volume increase and good pricing conditions in all countries.

Our sales in Latin America were up in 2005 by 16.3% to 534 million euros with scope changes resulting from the acquisition of Cementos Selva Alegre having a positive impact of 11%. At constant scope and exchange rates, domestic sales decreased by 2.1%. The volumes sold in Latin America by destination, at 6.9 tonnes million, grew by 15%. Domestic volumes, at constant scope, recorded a 5%, growth.

–	In Brazil, domestic sales were down by 26.6%, suffering from a 32% decline in prices in a context of fierce competition.

–	In Venezuela, where high oil prices are fuelling economic recovery, cement demand has been strong. In such a context, domestic sales grew by 21.3%.

–	In Chile, domestic sales increased by 4.4% despite limited volume growth as a consequence of a relatively slow first semester affected by unfavorable weather conditions.

–	In Honduras, sales grew by 39%, with prices recovering from a difficult situation in 2004.

Our operations in Asia recorded sales growth of 4.1% in 2005 to 1,093 million euros. The net positive scope effect resulting from the new Lafarge Shui On Joint Venture had no material impact on our sales, since consolidation started in November 2005. At constant scope and exchange rates, domestic sales remained essentially unchanged compared with 2004. The volumes sold in Asia by destination, at 28.7 million tones, grew by 1.8%. Domestic volumes, at constant scope, recorded a 2 % growth.

–	In the Philippines, domestic sales were up 5.3% as the result of price increases while volumes were down in a context of depressed demand with, in particular, low levels of government spending.

–	In Malaysia domestic sales growth was limited to 4.8%, despite higher domestic volumes, as a result of severe price competition during the first semester of the year. Prices started to recover in June and have since moved to a level which was higher than 2004 and the highest since the Asian financial crisis in 1998.

–	In South Korea, domestic sales declined by 15.1% with lower sales volumes and declining prices in a difficult market. Government initiatives to dampen property price inflation have led to tough competition between domestic producers and importers. Although not yet back to a satisfactory level, prices remained stable in the second half of 2005 after a continued decline in the first part of the year.

–	In India, markets were well oriented and domestic sales increased by 6.5%.

–	In Indonesia, despite an active market, our volumes were down as a consequence of the destruction of our plant by the tsunami at year-end 2004 and the time needed to install import logistics in early 2005. Our domestic sales were however up by 6.3% as the result of improved pricing.

–	In China our domestic sales grew by 21.7% benefiting from strong demand in most of our markets and from additional production capacity in the Chongqing area.

Current Operating Income

Current operating income in emerging markets rose by 18.3% in 2005 to 826 million euros compared to 698 million euros in 2004, representing 46.7% of the Cement Division’s current operating income, compared to 43.7% in 2004. Currency fluctuations had a positive impact on current operating income of 25 million euros. Changes in the scope of consolidation had a positive impact of 13 million euros arising mainly from the acquisition of Cementos Selva Alegre in Ecuador. Current operating income at constant scope and exchange rates grew by 12.1%.

LAFARGE | MANAGEMENT REPORT FEBRUARY 2005 | PAGE . 7

Page 14 of 42 Total Pages

SALES AND CURRENT OPERATING INCOME	2

In Central and Eastern Europe current operating income increased by 70.5% to 179 million euros compared to 105 million euros in 2004. Current operating income at constant scope and exchange rates improved by 54.3% with all countries in the region showing improved results.

–	In Romania current operating income increase was driven by the additional volumes contribution partly offset by cost inflation which could not be passed on to customers

–	In Poland the negative impact of energy price increases was mitigated by an increase usage of alternative fuel and petcoke.

–	In Russia, current operating income increased substantially, despite relatively high cost inflation, under the impact of additional volumes and strong price rises.

–	In Serbia, the strong sales improvement and the benefits of the new cement production dry line delivered robust growth in current operating income.

In the Mediterranean basin, current operating income in 2005 increased by 28.4% to 199 million euros compared to 155 million euros in 2004. Current operating income at constant scope and exchange rates grew by 27.2% with strong growth in Jordan, Turkey and Egypt, on well oriented markets offering good pricing conditions in a context of a sharp rise in energy costs. In Morocco current operating income benefited from a favorable volume effect while price increases did not fully cover cost increases.

In Latin America current operating income declined by 12.5% from 144 million euros in 2004 to 126 million euros in 2005, despite the benefit of the positive scope change of 16 million euros resulting mainly from the acquisition of Cementos Selva Alegre in Ecuador. At constant scope and exchange rates, current operating income was down 29.2%.

–	In Brazil, the collapse in selling prices combined with the sharp rise in energy cost led to a severe fall in current operating income.

–	In Venezuela current operating income was improved under the impact of increased volumes.

–	In Chile current operating income was largely unchanged compared with 2004.

–	Honduras recorded a solid current operating income growth mainly as the result of improved pricing. The increase in production cost was mitigated by better fuel mix.

In Sub-Saharan Africa, current operating income increased by 29.6% to 254 million euros in 2005 from 196 million euros in 2004. At constant scope and exchange rates, current operating income grew by 29.3% with strong growth in Nigeria, South Africa and Kenya, our major markets in the region.

–	In Nigeria favorable pricing trends more than offset cost inflation. In South Africa, for the third consecutive year, the strong construction market continued to drive current operating income growth.

–	Current operating income in Kenya rose sharply benefiting from the contribution of higher volumes.

–	In Uganda, Cameroon and Tanzania, higher cement and clinker imports led to a slight decrease in current operating income.

In Asia, current operating income declined by 30.6% to 68 million euros down from 98 million euros in 2004. At constant scope and exchange rates, current operating income declined by 29.6% as the result of the sharp fall in current operating income in South Korea and Malaysia.

–	In South Korea margins collapsed in the context of severe price competition despite action plans implemented to reduce fixed costs.

–	In Malaysia, the drop in current operating income arose from a price decline in the first part of the year in a context of higher production costs affected by the increase in coal prices.

–	The recovery in prices in the Philippines continued to contribute strongly to the improvement in current operating income. This improvement was achieved despite lower volumes and high energy costs.

–	In India while solid sales growth was recorded, current operating income was slightly down due to higher energy costs.

–	In Indonesia, current operating income remained almost unchanged compared with 2004 as the result of insurance proceeds to cover business interruption due to the tsunami at year-end 2004.

–	In China despite strong volume growth, soaring energy prices were only partially passed on to customers, leading to limited growth in current operating income.

LAFARGE | MANAGEMENT REPORT FEBRUARY 2005 | PAGE . 8

Page 15 of 42 Total Pages

SALES AND CURRENT OPERATING INCOME	2

AGGREGATES & CONCRETE

€ MILLION	31/12/05	31/12/04	VARIANCE 2005/2004	AT CONSTANT SCOPE AND EXCHANGE RATES
Sales	5,392	4,761	+13.3%	+10.3%
Current operating income	398	357	+11.5%	+7.9%

Sales

Contributions to our sales by activity and by geographic origin of sale for the years ended December 31, 2005 and 2004, and the related percentage changes between the two periods were as follows:

	YEAR ENDED DECEMBER 31, 2005		% VARIATION	YEAR ENDED DECEMBER 31, 2004
	(in million €)%		2005/2004	(in million €)%
Sales
Aggregates & related products	2,831		13.1	2,503
Of which pure Aggregates Total	2,054	100.0	10.8	1,854	100.0
Western Europe	937	45.6	8.6	863	46.5
North America	941	45.8	10.6	851	45.9
Other regions	176	8.6	25.7	140	7.6
Ready mix concrete & concrete products	2,932		13.4	2,586
Of which ready mix Total	2,779	100.0	13.8	2,443	100
Western Europe	1,227	44.2	11.0	1,105	45.2
North America	968	34.8	9.5	884	36.2
Other regions	584	21.0	28.6	454	18.6

Eliminations of intra Aggregates & Concrete Sales	(371)			(328)

Total Aggregates & Concrete before elimination of inter Division sales	5,392		13.3	4,761

Sales of the Aggregates & Concrete Division increased by 13.3% to 5,392 million euros in 2005 from 4,761 million euros in 2004. Currency fluctuations had a positive impact of 2.4% and amounted to 103 million euros. Positive scope changes amounted to 97 million euros, reflecting the full year effects of the acquisition of The Concrete Company (TCC), in Alabama, in the United States and of Hupfer Holdings with operations in France and Switzerland, together with the effects of small sized developments in Ukraine, Greece and the United Kingdom. Negative scope effects amounted to 66 million euros primarily reflecting the impact of various divestments in North America. Overall changes in the scope of consolidation increased sales by 0.5%. At constant scope and exchange rates, sales grew by 10.3% (4.5% in the first quarter 2005 compared to the first quarter 2004, 13.6% in the second quarter 2005, 10.2% in the third quarter 2005 and 11.2% in the fourth quarter 2005). Growth was driven principally by solid pricing gains in a context of rising costs while volume trends were also positive across most markets, particularly in emerging markets and to a lesser extent in Europe in the concrete activity and in several North American markets.

Sales of our aggregates operations, including sales to our ready-mix activities, were up by 13.1% between 2004 and 2005, to 2,831 million euros. Currency fluctuations and scope changes had a positive impact of 3.7%. At constant scope and exchange rates, sales grew by 9.4%. Sales volumes of aggregates rose by 2.4% to 239.9 million tonnes in 2005. At constant scope, they increased by 0.3%.

Sales of our concrete operations were up by 13.4% to 2,932 million euros from 2,586 million euros in 2004. Currency fluctuations and scope changes had a net positive impact of 2.2%. At constant scope and exchange rates, sales grew by 11.2%. Sales volumes of concrete increased by 5.4% to 39 million cubic meters. At constant scope, sales volumes grew by 4.8%.

Page 16 of 42 Total Pages

SALES AND CURRENT OPERATING INCOME	2

Current Operating Income

Contributions to our current operating income by activity and by region for the years ended December 31, 2005 and 2004, and the related percentage changes between the periods were as follows:

	YEAR ENDED DECEMBER 31, 2005		% VARIATION	YEAR ENDED DECEMBER 31, 2004
	(in million €)%		2005/2004	(in million €)%
Current operating income
Aggregates	272	68.3	14.8	237	66.4
Concrete	126	31.7	5.0	120	33.6
Total Aggregates & Concrete	398	100.0	11.5	357	100.0

Western Europe	179	45.0	14.7	156	43.7
North America	162	40.7	4.5	155	43.4
Other regions	57	14.3	23.9	46	12.9

Total by region	398	100.0	11.5	357	100.0

Current operating income of the Aggregates & Concrete Division increased by 11.5% to 398 million euros in 2005 from 357 million euros in 2004. Currency fluctuations had a positive impact of 1.7% or 6 million euros. Changes in the scope of consolidation had a net positive impact of 7 million euros arising from the small sized acquisitions in Ukraine, Greece and the United Kingdom and from the full year effect of the Hupfer acquisition in France and Switzerland. At constant scope and exchange rates, current operating income grew by 7.9%. As a percentage of the Division’s sales, current operating income represented 7.4% in 2005, compared to 7.5% in 2004.

Current operating income for aggregates in 2005 totaled 272 million euros, an increase of 14.8% from 237 million euros in 2004. Current operating income for concrete in 2005 totaled 126 million euros, an increase of 5.0% from 120 million euros in 2004. The increase in the current operating income of the Division as a whole was resulted from successive and solid price increases to mitigate the effects of cost increases, particularly for energy. It also reflected significantly improved asphalt and paving performance, solid growth in concrete volumes in most markets, and further development in our special products in concrete

Return on capital employed slightly decreased to 8.1% from 8.2% (after tax, using for this calculation the historical 2003 tax rate at 28.6% both in 2004 and 2005).

Western Europe

Sales

Our pure aggregates sales in Western Europe grew by 8.6% in 2005 to 937 million euros, benefiting from the positive scope effect of the Hupfer Holdings acquisition. At constant scope and exchange rates pure aggregates sales growth reached 4.5% as the result of the price increases implemented to face rising costs, while volumes were slightly down in all main markets as a consequence of lower spending in infrastructure projects.

Our asphalt and paving sales in the United Kingdom delivered solid growth reflecting the success of our efforts to develop sales and increase prices despite continuing low infrastructure spending.

Our ready-mix sales increased by a strong 11% to 1,227 million euros in 2005. At constant scope and exchange rates concrete sales recorded 9.7 % growth, reflecting strong volumes in France and improved pricing in all main markets coupled with favorable product mix.

LAFARGE | MANAGEMENT REPORT FEBRUARY 2005 | PAGE . 10

Page 17 of 42 Total Pages

SALES AND CURRENT OPERATING INCOME	2

Current Operating Income

In Western Europe current operating income grew by 14.7% to 179 million euros in 2005. The net positive effect of changes in the scope of consolidation amounted to 8 million euros. At constant scope the improvement in current operating income was driven by the recovery of the asphalt activities in the United Kingdom, and by the increase in the concrete activities benefiting from both strong volumes overall and good pricing. In the pure aggregates activity, current operating income was, at constant scope, essentially unchanged compared with 2004, with improved pricing offsetting the impact of the slight volume decline encountered in most Western European markets.

North America

Sales

In North America, pure aggregates sales rose by 10.6% to 941 million euros in 2005. At constant scope and exchange rates, pure aggregates sales growth reached 8.7% driven by successful price increases across all markets and a moderate volume increase. Market conditions were contrasted with steady growth in Western Canada, Western and Southeast U.S. regions and a softening of demand in Eastern Canada and the Great Lakes region.

Asphalt and paving sales delivered solid growth under the combined effect of relatively strong economic conditions and improved asphalt prices.

Ready mix sales increased by 9.5% to 968 million euros in 2005. At constant scope and exchange rates, ready mix sales delivered 6.9% growth reflecting solid price increases achieved to recover cost inflation in all markets. Volumes have declined in most regions and more specifically in our Eastern Canadian markets and in Louisiana due to Hurricane Katrina, while other markets in the southeast part of the United States benefited from good volume growth.

Current Operating Income

In North America, operating income grew by 4.5% to 162 million euros in 2005. The strengthening of the Canadian dollar against the euro had a positive impact of 4 million euros. Changes in the scope of consolidation had a net negative impact of 2 million euros. At constant scope and exchange rates, current operating income remained essentially unchanged compared with 2004. The combined effects of significantly higher energy and raw material costs, higher pension and other post-retirement costs, ERP deployment costs and increased subcontracting to meet strong demand in few aggregates markets offset the positive contribution from higher prices in all product lines.

Elsewhere in the world

Sales

In the rest of the world, pure aggregates and ready-mix sales increased by 25.7% and 28.6%, respectively. In the aggregates activity we recorded noticeable growth in Turkey, Poland, Ukraine and South Africa. In the concrete activity, we benefited from excellent activity levels in most emerging markets.

Current Operating Income

Current operating income experienced another year of strong growth reaching 57 million euros in 2005 compared to 46 million euros in 2004. Continued significant progress in the current operating income in South Africa where we have the strongest aggregates and concrete position in emerging markets, and a noticeable improvement in Poland were the key drivers of the increase.

LAFARGE | MANAGEMENT REPORT FEBRUARY 2005 | PAGE . 11

Page 18 of 42 Total Pages

SALES AND CURRENT OPERATING INCOME	2

ROOFING

€ MILLION	31/12/05	31/12/04	VARIANCE 2005/2004	AT CONSTANT SCOPE AND EXCHANGE RATES
Sales	1,514	1,493	+1.4%	-0.8%
Current operating income	98	149	-34.2%	-35.7%

Sales

Contributions to our sales by destination for the years ended December 31, 2005 and 2004 and the related percentage changes between the two periods were as follows:

	YEAR ENDED DECEMBER 31, 2005		% VARIATION	YEAR ENDED DECEMBER 31, 2004
	(in million €)%		2005/2004	(in million €)%
Sales
Western Europe	1,085	71.7	(2.0)	1,107	74.1
Germany	329	21.7	(14.5)	385	25.8
Other countries in Western Europe	756	49.9	4.7	722	48.3
Other regions	429	28.3	11.1	386	25.9

Total before elimination of inter Division sales	1,514	100.0	1.4	1,493	100.0

The Roofing Division sales increased by 1.4% to 1,514 million euros in 2005 from 1,493 million euros in 2004. Currency fluctuations had a positive impact on sales of 0.5% and amounted to 8 million euros. Changes in the scope of consolidation had a net positive impact of 26 million euros, or 1.7%, resulting mainly from the acquisition of the RiteVent chimneys business in the United Kingdom. At constant scope and exchange rates, sales dropped by 0.8% (down 9.1% in the first quarter 2005 compared to the first quarter 2004, down 3.8% in the second quarter 2005, up 0.8% in the third quarter 2005 and up 7.1% in the fourth quarter 2005). This decline in sales resulted essentially from renewed weakness in the German construction market.

Sales of concrete tiles decreased 1.9% to 727 million euros in 2005, while sales of clay tiles increased by 2.5% to 268 million euros. Chimney sales increased by 14.1% to 216 million euros. Roofing system components sales and other sales at 303 million euros were stable year on year.

Current Operating Income

Contributions to our current operating income by main market, for the years ended December 31, 2005 and 2004, and the related percentage changes between the periods were as follows:

	YEAR ENDED DECEMBER 31, 2005		% VARIATION	YEAR ENDED DECEMBER 31, 2004
	(in million €)%		2005/2004	(in million €)%
Current operating income
Western Europe	61	62.2	(46.0)	113	75.8
Germany	-1	(1.1)	—	39	26.1
Other countries in Western Europe	62	63.3	(16.2)	74	49.7
Other regions	37	37.8	2.8	36	24.2

Total	98	100.0	(34.2)	149	100.0

The Division’s current operating income was down 34.2% to 98 million euros in 2005 from 149 million euros in 2004. Changes in the scope of consolidation had a net positive impact of 2 million euros. As a percentage of the Division’s sales, current operating income represented 6.5% in 2005, compared to 10.0% in 2004. The renewed decline in the German construction market, with a loss now being recorded in the German roofing operations, was the main cause of the sharp fall in the Division’s current operating income.

Return on capital employed decreased to 3.6% from 5.5% (after tax, using for this calculation the historical 2003 tax rate at 28.6% both in 2004 and 2005)

LAFARGE | MANAGEMENT REPORT FEBRUARY 2005 | PAGE . 12

Page 19 of 42 Total Pages

SALES AND CURRENT OPERATING INCOME	2

Western Europe

Sales

In Western Europe, sales were down by 2.0% to 1,085 million euros, with declines in both concrete and clay tiles.

–	In Germany, sales decreased by 14.5% in a context of weak construction demand and fierce competition. The first and second quarter of 2005 were particularly difficult, suffering from bad weather conditions in the beginning of the year and from a relatively high comparison basis, since high demand was generated in the first half of 2004 following the announcement of the end of public subsidies to private house builders. In such an environment, volumes were down both in concrete and clay activities, prices remained under pressure and chimneys sales declined.

–	In the Benelux (Belgium-Netherlands-Luxembourg) region, sales were slightly up, with a decline in concrete tiles being offset by increased sales in clay tiles.

–	In the United Kingdom, sales were slightly adversely affected by the negative impact of currency fluctuations but benefited from the entry into the scope of consolidation of the RiteVent chimney business. Weak market trends and tough competition affected negatively our volumes both in concrete and clay tiles. This unfavorable volume effect was however mitigated by improved pricing and improved chimneys sales.

–	In France, 2005 sales were in line with 2004 sales, lower volumes being offset by better mix and pricing.

–	In Italy, a sales increase in 2005, was mainly driven by better pricing in the concrete tile business and satisfactory development of chimney sales, while concrete tiles volumes were slightly down.

–	Scandinavia delivered a solid growth in all its markets with strong volumes benefiting from a longer season due to favorable weather conditions.

Current Operating Income

Current operating income in Western Europe dropped by 46% to 61 million euros in 2005.

In Germany, the weakness in the construction market led to volume decrease and severe price competition. Despite the extensive restructuring of the operations, the extent of the renewed decline led to a sharp drop in utilization of production capacity. As a result, an operating loss of 1 million euros was recorded in 2005.

In other Western European countries current operating income decreased to 62 million euros from 74 million euros in 2004. In the United Kingdom, current operating income was below last year as the result of weak market conditions. In France, we experienced production difficulties which led to delivery problems as products were not available in sufficient quantity to respond to demand. Scandinavia, on the other hand, recorded a strong current operating income improvement.

North America and other regions

Sales

In the United States, sales increased by 21% in 2005, driven primarily by price increases and to a lesser extent by volume growth. In other regions sales were up by 7% overall. Good growth was recorded in South Africa, Brazil and Turkey. In Poland, Malaysia and Japan sales declined due to difficult market conditions.

Current Operating Income

Current operating income improved to 37 million euros in 2005 from 36 million euros in 2004. The United States continued to record strong current operating income growth. This growth was partly offset by lower results in Central Europe, Malaysia and Japan.

LAFARGE | MANAGEMENT REPORT FEBRUARY 2005 | PAGE . 13

Page 20 of 42 Total Pages

SALES AND CURRENT OPERATING INCOME	2

GYPSUM

€ MILLION	31/12/05	31/12/04	% VARIANCE 2005/2004	AT CONSTANT SCOPE AND EXCHANGE RATES
Sales	1,479	1,353	+9.3%	+8.7%
Current operating income	151	132	+14.4%	+12.8%

Sales

Contributions to our sales by destination for the years ended December 31, 2005 and 2004 and the related percentage changes between the two periods were as follows:

	YEAR ENDED DECEMBER 31, 2005		% VARIATION	YEAR ENDED DECEMBER 31, 2004
	(in million €)%		2005/2004	(in million €)%
Sales
Western Europe	766	51.8	4.1	736	54.4
North America	331	22.4	25.9	263	19.4
Other regions	382	25.8	7.9	354	26.2

Total before elimination of inter Division sales	1,479	100.0	9.3	1,353	100.0

Sales of the Gypsum Division increased by 9.3% to 1,479 million euros in 2005 from 1,353 million euros in 2004. Changes in the scope of consolidation had a negative impact of 0.9% and currency fluctuations increased sales by 1.5%. At constant scope and exchange rates, sales increased by 8.7% (4.5% in the first quarter 2005 compared to the first quarter 2004, 9.7% in the second quarter 2005, 7.6% in the third quarter 2005 and 12.4% in the fourth quarter 2005). The increase in sales was largely driven by favorable market conditions in North America, with higher prices and good volume growth.

Sales volumes of wallboard grew by 2.8% in 2005 to 694 million square meters. At constant scope volume growth was 3.7%.

Current Operating Income

Contributions to our current operating income by region, for the years ended December 31, 2005 and 2004, and the related percentage changes between the periods were as follows:

	YEAR ENDED DECEMBER 31, 2005		% VARIATION	YEAR ENDED DECEMBER 31, 2004
	(in million €)%		2005/2004	(in million €)%
Current operating income
Western Europe	77	51.0	4.1	74	56.1
North America	45	29.8	125.0	20	15.2
Other regions	29	19.2	(23.7)	38	28.7

Total	151	100.0	14.4	132	100.0

Current operating income grew by 14.4% to 151 million in 2005 from 132 million in 2004. Currency fluctuations had a positive impact of 3 millions euros. At constant scope and exchange rates, current operating income increased by 12.8%. As a percentage of the Division’s sales, current operating income increased to 10.2% in 2005, from 9.8% in 2004. The overall impact of selling price increases more than matched the unfavorable variances of input costs represented mainly by higher energy prices (21 million euros), transportation delivery costs and raw materials prices. However, although prices were generally able to offset cost increases, such offsetting was not possible when market conditions were adverse or weakened in countries like South Korea, Poland or France.

Return on capital employed increased to 10.2% from 9.3% (after tax, using for this calculation the historical 2003 tax rate at 28.6% both in 2004 and 2005).

LAFARGE | MANAGEMENT REPORT FEBRUARY 2005 | PAGE . 14

Page 21 of 42 Total Pages

SALES AND CURRENT OPERATING INCOME	2

Western Europe

Sales

In Western Europe, sales grew by 4.1% to 766 million euros in 2005 up 736 million euros in 2004 with favorable volumes in the United Kingdom and Ireland, France and Italy. In Germany, volumes were down in a persistently weak market. Pricing conditions were overall favorable except in France where prices remained under pressure and could not be increased to a more satisfactory level.

Current Operating Income

In Western Europe current operating income improved by 4.1% to 77 million euros from 74 million euros in 2004. This increase was largely driven by the U.K., which recorded strong growth after a weaker 2004 which was adversely affected by higher sourcing costs. In France, current operating income was slightly down despite higher volumes, as the increase in selling prices did not fully offset the sharp rise in input costs. Current operating income was slightly up in Germany due to improved pricing and in Italy due to improved market conditions.

North America

Sales

In North America, sales in 2005 grew by 25.9% to 331 million euros from 263 million euros in 2004. A strong housing market kept demand for wallboard high. In addition, tight overall industry supply coupled with these good market conditions have led to a very favorable pricing environment. Five price increases were implemented in 2005.

Current Operating Income

In North America, current operating income improved by 125% to 45 million euros in 2005 from 20 million euros in 2004. Higher selling prices and continued strong demand drove the increase in profitability, more than offsetting increases in natural gas and raw material costs. For the second consecutive year, our two high-speed plants at Silver Grove and Palatka performed well at high levels of output.

Other Regions

Sales

In other regions our sales rose overall by 7.9% to 382 million euros in 2005 from 354 million euros in 2004. Good levels of activity were recorded in Turkey, Latin America, South Africa and Thailand. South Korea continued to face a depressed market while Australia was affected by a downturn in overall demand. Poland suffered from weaker market conditions, worsened by excess manufacturing capacity.

Current Operating Income

In other regions, current operating income declined by 23.7% to 29 million euros in 2005, compared to 38 million euros in 2004, essentially caused by lower income in South Korea, Australia and Poland.

OTHER (including holdings)

Sales

Sales of our other operations fell by 51%, to 25 million euros in 2005 from 51 million euros in 2004, following further divestments made in the lime and road marking activities

Current Operating Income (Loss)

Current operating loss of our other operations, which includes central unallocated costs, rose to 60 million euros in 2005 compared to a loss of 34 million euros in 2004 partly due to accounting charges amounting to 13 million related to stock options and to an employee share ownership scheme launched in April 2005 and to extra costs arising from the management of the internal control certification process under French and U.S. regulations, respectively the Loi de Sécurité Financière and the Sarbanes-Oxley Act (section 404).

LAFARGE | MANAGEMENT REPORT FEBRUARY 2005 | PAGE . 15

Page 22 of 42 Total Pages

OPERATING INCOME AND NET INCOME	3

3. Operating income and net income

The table below shows the evolution of our operating income and net income for the years ended December 31, 2005 and 2004:

	YEAR ENDED DECEMBER 31, 2005 (IN MILLION €)	% VARIATION 2005/2004	YEAR ENDED DECEMBER 31, 2004 (IN MILLION €)
Current operating income	2,357	7.1	2,201
Gains (losses) on disposals, net	37	(59.3)	91
Other income (expenses), net	(157)	(28.0)	(218)

Operating income	2,237	7.9	2,074

Financial expenses, net	(427)	(21.9)	(547)
Income tax	(424)	58.8	(267)
Share of net income in equity affiliates	38	(48.6)	74
Minority interests	(328)	13.9	(288)

Net income	1,096	4.8	1,046

Gains (losses) on disposals, net, represented a net gain of 37 million euros in 2005, compared to 91 million euros in 2004. In 2005, the net gain was generated by several transactions including the merger of our operations in China with Shui On operations to form the new Lafarge Shui On Joint Venture.

Other income (expenses), net, represented a net expense of 157 million euros in 2005, compared to a net expense of 218 million euros in 2004. In 2005, other expenses included essentially 85 million euros of exceptional asset amortization and depreciation, 53 million euros of restructuring costs, and 27 million euros of litigation expense. The main exceptional asset amortization and depreciation was a goodwill impairment amounting to 65 million euros, arising from our annual impairment test process and impacting, in particular, our cement reporting unit in the Philippines. The most significant restructuring costs were incurred in Germany in the roofing operations and in South Korea in the cement operations. Litigation expenses include in particular a 10 million euros fine paid to the Romanian Competition Council by our subsidiary Lafarge Romcim. Other income in 2005 included a 42 million euro gain as the result of the partial refund of a penalty paid in 1999 to the Greek State by Heracles, under a European Union judgment related to excessive state aid received in the mid 1980’s.

Operating income increased by 7.9% to 2,237 million euros, from 2,074 million euros in 2004.

Financial expenses, net, decreased by 21.9% to 427 million euros from 547 million euros in 2004. Financial expenses, net, are comprised of financial expenses on net debt and other financial income and expenses. Financial expenses on net debt decreased by 5.8% to 419 million euros from 445 million euros in 2004, as the result of the decrease of the average level of our net debt. The average interest rate on our debt was 5.5% on December 31, 2005, unchanged as compared to December 31, 2004. Other financial income and expenses amounted to a net loss in 2005 of 8 million euros compared to a net loss of 102 million euros in 2004. This evolution is mainly explained by foreign exchange losses which amounted to 3 million euros in 2005 compared to 40 million euros in 2004 and by the changes in fair value of derivative instruments which generated a 1 million euros gain in 2005 compared to a 34 million euros loss in 2004.

Income tax increased by 58.8% to 424 million euros in 2005 from 267 million euros in 2004. The effective tax rate for 2005 was 22.9% compared to the effective tax rate for 2004 of 16.7%. In 2005, our tax charge was negatively affected by a 57 million euro one-time charge arising from the repatriation by Lafarge North America of a 1.1 billion U.S. dollars from Canada to the United States. This one-off tax charge was, however, more than offset by the favorable impact of tax efficient restructurings amounting to 155 million euros and by the 50 million euro tax benefit from asset re-evaluations in Greece. The combined effect of these one-off items reduced our effective tax rate in 2005 by 8%. In 2004, our income tax benefited from 193 million euros of non recurring savings which represented a decrease of our effective tax rate of approximately 13%.

Share of net income in equity affiliates decreased by 48.6% to 38 million euros in 2005, from 74 million euros in 2004 as the result of the disposal in 2004 of our stake in Molins and in Carmeuse North America BV.

LAFARGE | MANAGEMENT REPORT FEBRUARY 2005 | PAGE . 16

Page 23 of 42 Total Pages

CASH FLOW	4

Minority interests increased by 13.9% to 328 million euros from 288 million euros in 2004. Minority interests increased as the result of improved net results in Greece, Nigeria, Serbia and Jordan and despite Lafarge North America’s weaker results in 2005 as a result of the one-off tax charge already mentioned.

Net income increased by 4.8% to 1,096 million euros in 2005 from 1,046 million euros in 2004. Net income represented 6.9% of sales in 2005, compared to 7.2% in 2004.

Earnings per Share

Earnings per share were up 2.2% for 2005 at 6.39 euros compared to 6.26 euros in 2004. The average number of shares excluding treasury shares outstanding during the year was 171.5 million (174.2 million shares at December 31, 2005), compared to 167.2 million in 2004 (169.1 million at December 31, 2004). Between December 31, 2004 and December 31, 2005 the increase in the number of shares arose essentially from the 4.0 million shares issued to shareholders opting to reinvest dividends distributed in June 2005 and from the employee share ownership scheme. The diluted earnings per share were up 3.4% at 6.34 euros compared to 6.13 euros in 2004.

4. Cash flow

During the two-year period ended December 31, 2005, our main sources of liquidity have been:

–	Cash provided by operating activities

–	Cash provided by the divestment of non strategic assets

–	Cash provided by the issuance of debt and the increase of the amount of our share capital.

These funds have been mainly used to finance a significant investment program (capital expenditures and acquisitions).

Components of our cash flows are set forth below:

	YEAR ENDED DECEMBER 31
	2005	2004
(IN MILLION €)
Cash flow from operations*	2,238	2,148
Changes in operating working capital needs	(352)	(271)
Net cash provided by operating activities	1,886	1,877
Net cash used in investing activities	(1,684)	(972)
Net cash (used in) provided by financing activities	(185)	(854)

Net increase (decrease) in cash and cash equivalents	17	51

*	including financial expenses and income taxes payments

We believe, based on our current financial projections, that we have sufficient resources for our ongoing operations in both the near term and the long term.

Net cash provided by operating activities

Net cash provided by operating activities totaled 1,886 million euros in 2005, essentially unchanged compared to 2004. Cash flow from operations grew by 90 million euros to 2,238 million euros. The increase in operating working capital needs at 352 million euros resulted in particular from higher inventories and trade receivables at year end due to the strong level of activity in the last quarter. Trade receivables, measured by a Days Sales Outstanding ratio, recorded a slight improvement in 2005 compared to 2004.

Net cash used in investing activities

Funds used in investing activities amounted to 1,684 million euros in 2005 compared to 972 million euros in 2004. Investing activities is comprised of capital expenditures, investment subsidies received, investment in consolidated companies, investment in associates and in non-consolidated companies, disposals, and long-term receivables net variation.

Capital expenditures totaled 1,454 million euros in 2005, compared to 1,133 million euros in 2004. Of these capital expenditures 57% were in the Cement Division, 25% were in the Aggregates & Concrete Division, 9% were in the Roofing Division, 7% were in the Gypsum Division and 2% were for holdings and other activities.

Our capital expenditures for the ongoing upgrading and modernization of our existing facilities totaled 941 million euros in 2005, compared to 783 million euros in 2004. In 2005, 55% of these capital expenditures were in the Cement Division, 28% were for Aggregates & Concrete, 8% were for Roofing, 6% were for Gypsum, with the rest for holding companies and other activities.

LAFARGE | MANAGEMENT REPORT FEBRUARY 2005 | PAGE . 17

Page 24 of 42 Total Pages

CASH FLOW	4

In 2005, we also invested 513 million euros in capital expenditures for additional production capacity, including major projects such as:

–	the new cement plant in Tula, Mexico, for 62 million euros;

–	the new cement plant in Bangladesh, for 33 million euros;

–	the doubling of the Bouskoura cement plant capacity in Morocco for 26 million euros;

–	the second cement line in Dujiangyan for 14 million euros;

–	the construction of a cement grinding station in Vietnam for 13 million euros;

–	the modernization of the Buchanan New York Gypsum drywall plant for 26 million euros;

–	the construction of a new clay tiles plant in Limoux, southern France, for 22 million euros;

–	and a variety of smaller projects which amounted to 158 million euros in Cement, 92 million euros in Aggregates and Concrete, 42 million euros in Roofing, 20 million euros in Gypsum, and 3 million euros in other activities.

Investment subsidies received amounted to 2 million euros in 2005.

In 2005, investment in consolidated companies amounted to 384 million euros, including cash acquired. The most significant acquisitions included (amounts are converted using the average yearly exchange rates):

–	the purchase of the minority interests held by State of Wisconsin Investment Board (“SWIB”) in our cement activities in South Korea, India and Japan for 107 million euros;

–	the Lafarge North America common stock repurchase amounting to 80 million euros;

–	the acquisition of the assets of Ritchie Corporation in Kansas, United States, for 47 million euros with operations in the aggregates and ready mix activities;

–	the acquisition for 30 million euros of Cementos Esfera, a grinding station in Spain;

–	the increase in ownership from 50% to 100% of Betecna shares, a Portuguese aggregates and concrete producer, for 30 million euros as a consequence of the termination of the aggregates and concrete joint venture between Lafarge and Cemex in Spain and Portugal.

Investment in associates and in non-consolidated companies amounted to 20 million euros in 2005, and included several small size acquisitions.

Disposals in 2005 amounted to 154 million euros and also included several small size transactions.

Long-term receivables, which include, in particular, loans to our equity affiliates and to proportionately consolidated companies decreased by 18 million euros.

LAFARGE | MANAGEMENT REPORT FEBRUARY 2005 | PAGE . 18

Page 25 of 42 Total Pages

OUTLOOK	5

5. Outlook

Overall, based on recent trends, markets are expected to remain favorable in 2006.

•	In Cement, price increases are expected to be above cost inflation. Overall we anticipate strong demand and solid price increases, with a few exceptions.

•	For Aggregates & Concrete, we expect overall modest growth in 2006 in the Aggregates business, with, however, solid growth in emerging markets. Concrete markets should remain favorable on the whole.

•	In Roofing, we expect Western European markets to improve, with the exception of Germany where pricing will remain under pressure.

•	In Gypsum, 2006 should be favorable. Price increases should continue, though at a lower pace in North America compared to 2005.

As far as costs are concerned, after the record increases of the last two years, we expect energy and logistics costs to further increase in 2006. As in previous years, risk management policies and performance programs should help to mitigate the impact of these increases.

Statements made in this report that are not historical facts, including our expectations for future volume and pricing trends, demand for our products, energy costs and other market developments are forward looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: whether the conditions of the tender offer will be satisfied; the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Company does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets and, in particular, in North America; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including the Company’s Reference Document and Annual Report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

LAFARGE | MANAGEMENT REPORT FEBRUARY 2005 | PAGE . 19

Page 26 of 42 Total Pages

LAFARGE

CONSOLIDATED STATEMENTS OF INCOME

(in million euro, except per share data)	December-05	December-04
REVENUE	15,969	14,436

Cost of sales	(11,618)	(10,402)
Selling & administrative expenses	(1,994)	(1,833)

CURRENT OPERATING INCOME	2,357	2,201

Gains on disposals, net	37	91
Other operating income (expenses)	(157)	(218)

OPERATING INCOME	2,237	2,074

Finance (costs) / income	(427)	(547)
Income from associates	38	74

INCOME BEFORE INCOME TAX	1,848	1,601

Income tax	(424)	(267)

NET INCOME	1,424	1,334

Out of which:
Group share	1,096	1,046
Minority interests	328	288

Basic earnings per share (euros)	6.39	6.26

Diluted earnings per share (euros)	6.34	6.13

Average number of outstanding shares (in thousands)	171,491	167,204

Page 27 of 42 Total Pages

LAFARGE

CONSOLIDATED BALANCE SHEETS

(in million euros)	December-05	December-04
Non current assets	20,543	18,241

Goodwill	6,646	5,998
Intangible assets	355	308
Property, plant and equipment	12,171	10,587
Investments in associates	376	372
Other financial assets	626	696
Derivative instruments	49	0
Deferred income tax asset	320	280

Current assets	7,352	6,259

Inventories	1,857	1,509
Trade receivables	2,737	2,264
Other receivables	925	727
Derivative instruments	98	209
Cash and cash equivalents	1,735	1,550

TOTAL ASSETS	27,895	24,500

Common stock	704	684
Additional paid-in-capital	6,316	6,013
Treasury shares	(98)	(102)
Retained earnings	2,025	1,337
Other reserves	70	32
Foreign currency translation	741	(182)

Shareholders’ equity	9,758	7,782

Minority interests	2,571	2,119

Equity	12,329	9,901

Non current liabilities	9,635	9,774

Deferred income tax liability	567	632
Pension & other employee benefits provisions	1,218	1,234
Provisions	984	920
Long-term debt	6,856	6,959
Derivative instruments	10	29

Put options on shares of subsidiares	263	299

Current liabilities	5,668	4,526

Pension & other employee benefits provisions, current portion	156	121
Provisions, current portion	123	118
Trade payables	1,675	1,424
Other payables	1,575	1,387
Income tax payables	165	46
Short term debt and current portion of long term debt	1,886	1,387
Derivative instruments	88	43

TOTAL EQUITY AND LIABILITIES	27,895	24,500

Page 28 of 42 Total Pages

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in million euros)	December-05	December-04
NET CASH PROVIDED BY OPERATING ACTIVITIES

Net Income	1,424	1,334

Adjustments for income and expenses non cash or not related to operating activities, for financial expenses and income taxes :
Depreciation and amortization of assets	973	898
Impairment losses	85	132
Income from associates	(38)	(74)
Gains on disposals, net	(37)	(91)
Finance costs (income)	427	547
Income taxes	424	267
Others, net	(46)	(13)
Change in operating working capital items, excluding financial expenses and income taxes	(352)	(271)

Net cash provided by operating activities before impacts of financial expenses and income taxes	2,860	2,729

Cash Payments for financial expenses	(448)	(398)
Cash payments for income taxes	(526)	(454)

Net cash provided by operating activities	1,886	1,877

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
Capital expenditures	(1,454)	(1,133)
Investment subsidies received	2	1
Investment in consolidated companies (1)	(384)	(309)
Investment in associates	(10)	(4)
Investment in non consolidated companies	(10)	(111)
Disposals (2)	154	574
Net (increase) decrease in long-term receivables	18	10

Net cash provided by (used in) investing activities	(1,684)	(972)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of common stock	301	217
Proceeds from issuance of common stock—minority interests subscription	86	38
(Increase) decrease in treasury shares	4	2
Dividends paid	(408)	(383)
Dividends paid by subsidiaries to minority interests	(137)	(121)
Proceeds from issuance of long-term debt	2,100	958
Repayment of long-term debt	(2,050)	(1,783)
Increase (decrease) in short-term debt	(81)	218

Net cash provided by (used in) financing activities	(185)	(854)

Increase (Decrease) in cash and cash equivalents	17	51

Net effect of foreign currency translation on cash and cash equivalents	168	(28)
Cash and cash equivalents at beginning of year	1,550	1,527

Cash and cash equivalents	1,735	1,550

(1) Net of cash and cash equivalents of companies acquired	28	49
(2) Net of cash and cash equivalents of companies disposed of	1	7

Page 29 of 42 Total Pages

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Outstanding shares	Treasury shares	Common stock	Additional paid-in-capital	Treasury shares	Retained earnings	Others reserves	Foreign currency translation	Shareholders’ equity	Minority interests	Equity
	(in number of shares)		(in million)
Balance at January 1, 2004	167,217,813	1,856,266	669	5,798	(104)	675	(14)		7,024	1,850	8,874

Available for sale investments							9		9		9
Cash-flow hedge instruments							61		61		61
Deferred taxes						(1)	(24)		(25)		(25)
Change in translation adjustments								(182)	(182)	(50)	(232)

Income and expenses recognized directly in equity						(1)	46	(182)	(137)	(50)	(187)

Net income						1,046			1,046	288	1,334

Total income and expenses for the period (comprehensive income)						1,045	46	(182)	909	238	1,147

Dividends paid						(383)			(383)	(121)	(504)
Issuance of common stock (dividend reinvestment plan)	3,483,477		14	193					207		207
Issuance of common stock (exercise of stock options)	217,788		1	9					10		10
Share based payments				13					13		13
Treasury shares		(21,870)			2				2		2
Other movements - minority interests										152	152

Balance at December 31, 2004	170,919,078	1,834,396	684	6,013	(102)	1,337	32	(182)	7,782	2,119	9,901

Available for sale investments							42		42		42
Cash-flow hedge instruments							16		16		16
Deferred taxes and others							(20)		(20)		(20)
Change in translation adjustments								923	923	278	1,201

Income and expenses recognized directly in equity							38	923	961	278	1,239

Net income						1,096			1,096	328	1,424

Total income and expenses for the period (comprehensive income)						1,096	38	923	2,057	606	2,663

Dividends paid						(408)			(408)	(137)	(545)
Issuance of common stock (dividend reinvestment plan)	3,995,201		16	232					248		248
Issuance of common stock (exercise of stock options)	494,899		2	20					22		22
Employee share purchase plans	576,125		2	31					33		33
Share based payments				20					20		20
Treasury shares		(48,703)			4				4		4
Other movements - minority interests										(17)	(17)

Balance at December 31, 2005	175,985,303	1,785,693	704	6,316	(98)	2,025	70	741	9,758	2,571	12,329

Page 30 of 42 Total Pages

LAFARGE

Sales and Current operating income as at December 31, 2005

Consolidated Figures under IFRS

Sales

	2005FY	2004FY	05/04
(Millions of euros)			(current)
By geographical zone of destination

Western Europe	6,280	6020	4%
North America	4,516	3938	15%
Mediterranean Basin	671	534	26%
Central and Eastern Europe	905	746	21%
Latin America	707	579	22%
Africa	1,414	1190	19%
Asia /Pacific	1,476	1429	3%

By business line

Cement	7,595	6810	12%
Aggregates & Concrete	5,377	4747	13%
Roofing	1,514	1493	1%
Gypsum	1,462	1340	9%
Others	21	46	-54%

Total	15,969	14436	10.6%

Current operating income
	2005FY	2004FY	05/04
(Millions of euros)			(current)
Western Europe	890	945	-6%
North America	535	450	19%
Mediterranean Basin	211	165	28%
Central & Eastern Europe	202	130	55%
Latin America	138	153	-10%
Africa	301	235	28%
Asia/Pacific	80	123	-35%

By business line

Cement	1770	1597	11%
Aggregates & Concrete	398	357	11%
Roofing	98	149	-34%
Gypsum	151	132	14%
Other	-60	-34	-76%

Total	2357	2201	7.1%

Page 31 of 42 Total Pages

LAFARGE

Sales and Current operating income as at December 31, 2005

under IFRS

Aggregates & Concrete

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidiaries)

Aggregates
	2005FY	2004FY	05/04
(millions of tonnes)			(current)
Western Europe	80.1	77.1	4%
North America	135.2	134.9	0%
Other countries	24.6	22.2	11%

Total	239.9	234.2	2.4%

Concrete
	2005FY	2004FY	05/04
(millions of cbm)			(current)
Western Europe	15.6	14.7	6%
North America	11.8	12.1	-2%
Other countries	11.6	10.2	14%

Total	39.0	37.0	5.4%

Sales (after elimination of inter divisional sales by destination)
	2005FY	2004FY	05/04
(Millions of euros)			(current)

Aggregates & related products	2,465	2,179	13%
Ready-mix concrete & concrete products	2,912	2,568	13%
Total Aggregates & Concrete	5,377	4,747	13.3%

of which Western Europe	2,160	1,958	10%
” North America	2,496	2,220	12%
” Other countries	721	569	27%

Sales (before elimination of inter divisional sales by origin)
	2005FY	2004FY	05/04
(Millions of euros)			(current)

Total Aggregates & Concrete	5,392	4,761	13.3%

Aggregates & related products	2,831	2,503	13.1%
of which pure Aggregates Total	2,054	1,854	11%
Western Europe	937	863	9%
” North America	941	851	11%
” other countries	176	140	26%

Ready-mix concrete & concrete products	2,932	2,586	13.4%
of which Ready-mix Total	2,779	2,443	14%
Western Europe	1,227	1,105	11%
” North America	968	884	10%
” other countries	584	454	29%

Eliminations intra A&C	-371	-328	13%

Current operating income
	2005FY	2004FY	05/04
(Millions of euros)			(current)
Aggregates & related products	272	237	15%
Ready-mix concrete & concrete products	126	120	5%

Total Aggregates & Concrete	398	357	11.5%

of which Western Europe	179	156	15%
” North America	162	155	5%
” Other countries	57	46	24%

Page 32 of 42 Total Pages

LAFARGE

Sales and Current operating income as at December 31, 2005

under IFRS

Cement

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)

	2005FY	2004FY	05/04
(millions of tonnes)			(current)
Western Europe	31.9	32	0%
North America	21.2	21	1%
Mediterranean Basin	10.5	9.7	8%
Central and Eastern Europe	11.2	10.1	11%
Latin America	6.9	6	15%
Africa	12.8	12.4	3%
Asia/Pacific	28.7	28.2	2%

Total	123.2	119.4	3.2%

Sales (after elimination of inter divisional sales by destination)
	2005FY	2004FY	05/04
(Millions of euros)			(current)
Western Europe	2,273	2204	3%
North America	1,553	1338	16%
Mediterranean Basin	535	430	24%
Central and Eastern Europe	578	457	26%
Latin America	426	372	15%
Africa	1,113	944	18%
Asia/Pacific	1,117	1065	5%

Total consolidated sales	7,595	6810	11.5%

Sales (before elimination of inter divisional sales by origin)
	2005FY	2004FY	05/04
(Millions of euros)			(current)
Western Europe	2,532	2422	5%
North America	1,756	1520	16%
Mediterranean Basin	534	430	24%
Central and Eastern Europe	584	467	25%
Latin America	534	459	16%
Africa	1,281	1055	21%
Asia/Pacific	1,093	1050	4%

Total before elimination of interdivisional sales	8,314	7403	12.3%

Current operating income
	2005FY	2004FY	05/04
(Millions of euros)			(current)
Western Europe	623	629	-1%
North America	321	270	19%
Mediterranean Basin	199	155	28%
Central & Eastern Europe	179	105	70%
Latin America	126	144	-13%
Africa	254	196	30%
Asia/Pacific	68	98	-31%

Total	1770	1597	10.8%

Page 33 of 42 Total Pages

LAFARGE

Sales and Current operating income as at December 31, 2005

under IFRS

Roofing

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)

	2005FY	2004FY	05/04
			(current)
Concrete roof tiles (millions of m²)	124.2	127.8	-3%
Western Europe	57.0	61.2	-7%
North America	23.9	22.5	6%
Other countries	43.3	44.1	-2%

Clay roof tiles (millions of m²)	27.0	26.0	4%
Western Europe	23.9	23.2	3%
Other countries	3.1	2.8	11%

Chimneys (kms)	3,809	3,137	21%

Sales (after elimination of inter-divisional sales by destination)
	2005FY	2004FY	05/04
(Millions of Euros)			(current)
Total	1,514	1,493	1.4%

Western Europe	1,085	1,107	-2%
Germany	329	385	-15%
Other countries	756	722	5%
Other countries	429	386	11%

Sales (before elimination of inter divisional sales by origin)
	2005FY	2004FY	05/04
(Millions of Euros)			(current)
Total	1,514	1,493	1.4%

of which concrete roof tiles Western Europe	486	522	-7%
” North America	129	109	18%
Other countries	112	110	2%
of which clay roof tiles	268	261	3%
of which chimneys (1)	216	189	14%
of which other roofing products	303	302	0%

(1)	Including the “other roofing products” of the Chimney business.

Current operating income
	2005FY	2004FY	05/04
(Millions of euros)			(current)
Total	98	149	-34.2%

Western Europe	61	113	-46%
of which Germany	-1	39	-103%
of which other countries	62	74	-16%
Others	37	36	3%

Page 34 of 42 Total Pages

LAFARGE

Sales and Current operating income

as at December 31, 2005, under IFRS

Gypsum

Volumes of gypsum wallboard (adjusted for the contributions of our proportionally consolidated subsidiaries)
	2005FY	2004FY	05/04
(millions of m²)			(current)
Total	694	675	2.8%

Sales (after elimination of inter-divisional sales by destination)
	2005FY	2004FY	05/04
(Millions of euros)			(current)
Total	1,462	1,340	9.1%

of which Western Europe	751	723	4%
of which North America	331	263	26%
of which other countries	380	354	7%

Sales (before elimination of inter divisional sales by origin)
	2005FY	2004FY	05/04
(Millions of euros)			(current)
Total	1,479	1,353	9.3%

of which Western Europe	793	757	5%
of which North America	331	263	26%
of which other countries	355	333	7%

Current operating income
	2005FY	2004FY	05/04
(Millions of euros)			(current)
Total	151	132	14.4%

of which Western Europe	77	74	4%
of which North America	45	20	125%
of which Other countries	29	38	-24%

Page 35 of 42 Total Pages

LAFARGE

Others

Sales (after elimination of inter divisional sales by destination)
	2005FY	2004FY	05/04
(Millions of euros)			(current)
Others
Total	21	46	-54%

Current operating income
(Millions of euros)	2005FY	2004FY
Others
Total	-60	-34	-76%

Page 36 of 42 Total Pages

Sales December 31st 2005

Ytd like for like Sales variance analysis by region and in major markets.*

	Volume effect	Other effects **	Activity variation vs 2004
CEMENT
Western Europe	-1.8%	6.1%	4.3%
France	1.8%	4.3%	6.1%
United Kingdom	-6.2%	8.9%	2.7%
Spain	1.0%	6.6%	7.6%
Germany	-11.0%	19.0%	8.0%
Greece	-2.7%	3.2%	0.5%
Central Europe	12.8%	6.5%	19.3%
Poland	2.1%	-1.4%	0.7%
Romania	15.2%	-4.1%	11.1%
Serbia	11.0%	21.0%	32.0%
Russia	16.7%	42.9%	59.6%
Mediterranean Basin	14.0%	12.0%	26.0%
Turkey	19.2%	23.1%	42.3%
Morocco	2.9%	3.0%	5.9%
Jordan	16.6%	14.7%	31.3%
Egypt	16.9%	14.4%	31.3%
North America	1.1%	12.0%	13.1%
Latin America, Caraibs	5.0%	-7.1%	-2.1%
Brazil	5.0%	-31.6%	-26.6%
Venezuela	11.7%	9.6%	21.3%
Chile	2.2%	2.2%	4.4%
Africa, Indian Ocean	6.4%	13.7%	20.1%
Kenya	9.6%	12.9%	22.5%
Nigeria	5.7%	15.3%	21.0%
South Africa	12.1%	8.3%	20.4%
Asia, Middle East	2.0%	-2.0%	0.0%
Indonesia	-4.0%	10.3%	6.3%
Malaysia	10.9%	-6.1%	4.8%
Philippines	-8.1%	13.4%	5.3%
India	5.8%	0.7%	6.5%
South Korea	-6.2%	-8.9%	-15.1%
Total CEMENT	2.2%	7.1%	9.3%

AGGREGATES and related activities
France (pure Aggregates)	-1.1%	5.5%	4.4%
United Kingdom (pure Aggregates)	-1.6%	6.0%	4.4%
North America (pure Aggregates)	0.6%	8.1%	8.7%
Pure Aggregates	0.3%	6.8%	7.1%

Total Aggregates and related activities			9.4%

CONCRETE and related activities
France (readymix)	7.3%	4.0%	11.3%
United Kingdom (readymix)	0.9%	6.4%	7.3%
North America (readymix)	-1.9%	8.8%	6.9%
Total ReadyMix	4.8%	6.3%	11.1%

Total Concrete and related activities			11.2%

*	Variance on like for like sales on domestic markets before elimination of sales between Divisions
**	Other effects : including price effects, product and customer mix effects

Page 37 of 42 Total Pages

Sales December 31st 2005

Ytd like for like Sales variance analysis by region and in major markets.*

	Volume effect	Other effects **	Activity variation vs 2004
ROOFING
Western Europe Concrete T&F	-6.8%	-0.4%	-7.2%
Western Europe Clay T&F	0.5%	-1.6%	-1.1%
UK
Concrete	-6.7%	1.8%	-4.9%
Clay	-4.7%	3.2%	-1.5%
France
Concrete	-2.2%	3.1%	0.9%
Clay	-5.4%	4.0%	-1.4%
Germany
Concrete	-17.2%	-5.1%	-22.3%
Clay	0.5%	-8.7%	-8.2%
United States (Concrete)	5.9%	12.6%	18.5%

Chimneys	5.6%	-0.7%	4.9%
Accessories		0.2%	0.2%

Total ROOFING			-0.8%

GYPSUM
BOARDS	3.7%	4.4%	8.1%
Western Europe	1.8%	3.0%	4.8%
North America	5.4%	20.2%	25.6%
Asia, Pacific	-0.7%	-2.8%	-3.5%

Total GYPSUM			8.7%

*	Variance on like for like sales on domestic markets before elimination of sales between Divisions
**	Other effects : including price effects, product and customer mix effects

Page 38 of 42 Total Pages

LAFARGE

Sales and Current operating income as at December 31, 2005

under IFRS (unaudited)

BCI total contribution

Sales
	2005FY	2004FY	05/04
(Millions of euros)			(current)
By geographical zone of destination

Western Europe	1,005	998	1%
North America	854	745	15%
Mediterranean Basin	29	24	21%
Central and Eastern Europe	4	4	0%
Latin America	236	199	19%
Africa	354	312	13%
Asia /Pacific	480	432	11%

By business line

Cement	2,235	2,082	7%
Aggregates & Concrete	709	617	15%
Others	18	15	20%

Total	2,962	2,714	9%

Estimated effect of exBCI units on Lafarge Group
Current operating income
	2005FY	2004FY	05/04
(Millions of euros)			(current)
Western Europe	175	194	-10%
North America	111	79	41%
Mediterranean Basin	14	9	56%
Central and Eastern Europe
Latin America	44	41	7%
Africa	72	59	22%
Asia/Pacific	42	55	-24%

By business line

Cement	414	406	2%
Aggregates & Concrete	36	24	50%
Others	8	7	14%

Total	458	437	5%

Page 39 of 42 Total Pages

LAFARGE

Sales and Current operating income as at December 31, 2005

under IFRS (unaudited)

BCI contribution Cement

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)

	2005FY	2004FY	05/04
(millions of tonnes)			(current)
Western Europe	11.6	12.3	-6%
North America	6.7	7	-4%
Mediterranean Basin	0.7	0.7	0%
Central and Eastern Europe	0.1	0.1	0%
Latin America	1.4	1.4	0%
Africa	3.8	3.9	-3%
Asia/Pacific	10.1	9.4	7%

Total (1)	34.4	34.8	-1%

Sales (after elimination of inter divisional sales by destination)
	2005FY	2004FY	05/04
(Millions of euros)			(current)
Western Europe	930	925	1%
North America	452	390	16%
Mediterranean Basin	29	24	21%
Central and Eastern Europe	4	4	0%
Latin America	83	81	2%
Africa	354	312	13%
Asia/Pacific	383	346	11%

Total consolidated sales	2,235	2,082	7%

Estimated effect of exBCI units on Lafarge Group
Current operating income
	2005FY	2004FY	05/04
(Millions of euros)			(current)
Western Europe	164	185	-11%
North America	87	65	34%
Mediterranean Basin	14	9	56%
Central and Eastern Europe
Latin America	36	33	9%
Africa	72	59	22%
Asia/Pacific	41	55	-25%

Total	414	406	2%

Page 40 of 42 Total Pages

LAFARGE

Sales and Current operating income as at December 31, 2005

under IFRS (unaudited)

BCI contribution Aggregates & Concrete

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)

Aggregates
	2005FY	2004FY	05/04
(millions of tonnes)			(current)
Western Europe	0.3	0.3	0%
North America	14.5	12.3	18%
Other countries	4.6	3.9	18%

Total	19.4	16.5	18%

Concrete
	2005FY	2004FY	05/04
(miliions of cbm)			(current)
Western Europe	1.2	1.2	0%
North America	3.5	3.5	0%
Other countries	5.7	5.0	14%

Total	10.4	9.7	7%

Sales (after elimination of inter divisional sales by destination)
	2005FY	2004FY	05/04
(Millions of euros)			(current)
Aggregates & related products	87	70	24%
Ready-mix concrete & concrete products	622	547	14%

Total Aggregates & Concrete	709	617	15%

of which Western Europe	67	68	-1%
“ North America	402	355	13%
“ Other countries	240	194	24%

Estimated effect of exBCI units on Lafarge Group
Current operating income
	2005FY	2004FY	05/04
(Millions of euros)			(current)
Aggregates & related products	18	10	80%
Ready-mix concrete & concrete products	18	14	29%

Total Aggregates & Concrete	36	24

of which Western Europe	3	2	50%
“ North America	24	14	71%
“ other countries	9	8	13%

Page 41 of 42 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 24, 2006	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

Page 42 of 42 Total Pages